June 3, 2005

Mr. Daniel L. Gordon

Branch Chief, Division of Corporation Finance

Mail Stop 0409

U.S. Securities and Exchange Commission

100 F Street

Washington, D.C. 20549

Re.	Wells Real Estate Fund VI, L.P.
Form 10-K for the year ended December 31, 2004
Filed March 30, 2005
File No. 0-23656

Dear Mr. Gordon:

I am writing to inform you of our intention to respond, by June 30, 2005, to the comments provided to us by the Staff of the Commission in the letter dated May 31, 2005 related to the above-referenced filing.

Very truly yours,

/S/ Douglas P. Williams

Principal Financial Officer

of Wells Capital, Inc.

CC:	Mr. Leo F. Wells, President, Principal Executive Officer and Sole Director of Wells Capital, Inc.
Mr. Robert E. Bowers, Chief Financial Officer
Mr. Mark R. Kaspar, Ernst & Young LLP
Mr. Donald Kennicott, Holland & Knight, LLP
Mr. Eric McPhee, Securities and Exchange Commission